A.G.P./Alliance Global Partners

590 Madison Avenue

New York, New York 10022

December 4, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attention: Irene Paik

RE:	Tonix Pharmaceuticals Holding Corp. (the “Company”)
File No. 333-227228
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, A.G.P./Alliance Global Partners, as representative of the underwriters, hereby joins the request of the Company that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 8:30 a.m. Eastern Time on December 6, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

A.G.P./Alliance Global Partners

By: Tom Higgins

/s/ Tom Higgins
Title: Managing Director

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